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                                                         OMB APPROVAL
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                                               OMB Number              3235-0104
                                               Expires:       September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Miller, III                Lloyd                  I
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    (Last)                     (First)              (Middle)

     4550 Gordon Drive
--------------------------------------------------------------------------------
                                    (Street)

     Naples                           FL                   34102
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    (City)                          (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     December 13, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     International Airline Support Group, Inc. -YLF
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                              3. Ownership Form:
                                   2. Amount of Securities       Direct (D) or
1. Title of Security                  Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              31,400(1)(2)                 I            By Lloyd I. Miller, III, Trust A-4
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                               5,700(1)(2)                 I            By Milfam II, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              25,000(1)(2)                 I            By Lloyd I. Miller, III, co-trustee, Crider GST
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              25,000(1)(2)                 I            By Lloyd I. Miller, III, custodian under Florida
                                                                                    UGMA for Alexandra B. Miller
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              25,000(1)(2)                 I            By Lloyd I. Miller, III, Trustee GST f/b/o
                                                                                    Catherine C. Miller
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              20,000(1)(2)                 I            By Lloyd I. Miller, III, Trustee GST f/b/o
                                                                                    Kimberly I. Miller
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              25,000(1)(2)                 I            By Lloyd I. Miller, III, custodian under Florida
                                                                                    UGMA for Lloyd I. Miller, IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              66,100(2)                    D
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.

(2) On October 12, 2001, the reporting person filed a Form 3. On October 15, 2001, the issuer filed a Form 10Q indicating an increase in the total outstanding shares of the issuer. As a result of this increase, the reporting person was deemed to beneficially own less that ten percent (10%) of the outstanding shares of the issuer. On December 13, 2001, the reporting person purchased additional shares which increased the number of outstanding shares that the reporting person may be deemed to beneficially own to an amount greater than ten percent (10%) resulting in this second Form 3 filing.



         /s/ Lloyd I. Miller, III                               12/20/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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